UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-25287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tower Financial 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tower Financial Corporation
116 East Berry Street
Fort Wayne, Indiana 46802

1.

REQUIRED INFORMATION

Item 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2005

Notes to Financial Statements

(b)	Exhibits

23 - Consent of Crowe Chizek and Company LLC

1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Tower Financial 401(k) Plan
Fort Wayne, IN

We have audited the accompanying statements of net assets available for benefits of Tower Financial 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
Oak Brook, Illinois
June 23, 2006

1.

TOWER FINANCIAL 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
ASSETS

Investments, at fair value	$2,437,281	$1,811,384
Participant Contribution Receivable	1,679	9,728
Employer Contribution Receivable	840	3,447

NET ASSETS AVAILABLE FOR BENEFITS	$2,439,800	$1,824,559

See accompanying notes to financial statements.
2.

TOWER FINANCIAL 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$136,827
Dividend and interest income	39,806
176,633

Contributions
Participant	382,994
Rollover	41,038
Employer	129,467
553,499

Total additions	730,132

Deductions from net assets attributed to:
Benefits paid directly to participants or their beneficiaries	112,460
Administrative expenses	2,431
Total deductions	114,891

Net increase	615,241

Net assets available for benefits
Beginning of year	1,824,559

End of year	$2,439,800

See accompanying notes to financial statements.
3.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the “Corporation") and its subsidiary, Tower Bank & Trust Company. An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of 3 months of service.

The Plan was adopted March 1, 1999. Effective November 1, 2005, the Plan adopted a prototype plan sponsored by Principal Financial Group. Terms of the plan are substantially the same to the prior plan. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 2005, the service providers of the Plan changed from MG Trust Co, LLC (Matrix), successor for Matrix Capital Bank Trust Services, and Bisys Retirement Services (Bisys) to The Principal Life Insurance Company (Principal).

Participant Accounts: Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation’s contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Contributions: Each year, participants may contribute a specified portion of their pretax annual compensation to the Plan, subject to certain limitations set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers eighteen funds, including Tower Financial Corporation stock, as investment options for participants. Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation. Previously forfeited non-vested accounts are used to reduce the employer matching contributions. As of December 31, 2005 and 2004, forfeited accounts totaled $17,850 and $11,888, respectively that are available to reduce employer-matching contributions.

Retirement, Death and Disability: A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

(Continued)
4.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account. Distributions are made in cash.

Loan Provisions: Participants may borrow from their fund accounts up to the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear reasonable interest rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and changes in net assets, are summarized below.

Accounting Method: The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles under the accrual basis.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Investments in mutual funds and common stock are determined by quoted market prices. The fully benefit-responsive investment contract is valued at contract value (see Note 7), which approximates fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits paid to participants are recorded when paid.

Administrative Expenses: All expenses of administration may be paid out of the Plan unless paid by the Corporation.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties: The Plan provides for various investment options including any combination of mutual funds, stocks, and an investment contract. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants individual account balances.

Concentration of Credit Risk: At December 31, 2005 and 2004, approximately 32.47% and 23.86% of the Plan’s investments were invested in Tower Financial Corporation common stock.

(Continued)
5.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards: FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,was issued in December 2005. This FSP revises the definition of fully benefit-responsive investment contracts and modifies the financial statement presentation and disclosure requirements of defined contribution plans pertaining to their investments in fully benefit-responsive investment contracts. This FSP is effective for plan years ending after December 15, 2006, and is to be applied retroactively to financial statements that are comparatively presented. The Plan’s adoption of this standard in 2006 is not expected to have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits because the fair value of the Plan’s fully benefit responsive investment contract is estimated to approximate contract value as of December 31, 2005.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of termination, participants will become 100 percent vested in their accounts.

NOTE 4 - INVESTMENTS

The following presents investments.

Investments at quoted market value.

	December 31,
	2005	2004
Money Market Fund
Delaware Cash Reserve, 0 and 102,042 units, respectively*	$-	$102,042

Mutual Funds
PIMCO Total Return Fund, 0 and 6,158 units, respectively*	-	140,869
MFS Total Return Fund, 0 and 9,817 units, respectively*	-	157,072
Columbia Growth and Income Fund, 0 and 13,778 units, respectively*	-	250,348
Columbia Mid Cap Value Fund, 0 and 1,944 units, respectively	-	51,459
MFS Massachusetts Investor Growth Stock Fund, 0 and 20,156 units, respectively*	-	249,127

(Continued)
6.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 4 - INVESTMENTS (continued)

Investments at quoted market value.
	December 31,
	2005	2004
Delaware Small Cap Value Fund, 0 and 3,469 units, respectively*	-	125,186
AIM International Growth Fund, 0 and 2,625 units, respectively	-	52,846
Delaware S& P Index Fund, 0 and 17,973 units, respectively*	-	127,246
Janus Advisor Worldwide Fund, 0 and 1,647 units, respectively	-	45,347
Am Cent Intnl Bond Adv Fund, 60 and 0 units, respectively	779	-
Am Fds EuroPacific Grth R4 Fd, 3,259 and 0 units, respectively*	132,398	-
Calvert Soc Inv Bond A Fund, 12,650 and 0 units, respectively*	200,510	-
Davis New York Venture R Fund, 11,879 and 0 units, respectively*	400,901	-
Lord Abbett Small-Cap Bld P Fd, 11,308 and 0 units, respectively*	190,412	-
Prin Inv LfTm Str Inc Pref Fd, 51 and 0 units, respectively	608	-
Prin Inv LifeTime 2010 Pref Fd, 324 and 0 units, respectively	3,922	-
Prin Inv LifeTime 2020 Pref Fd, 796 and 0 units, respectively	9,818	-
Prin Inv LifeTime 2030 Pref Fd, 14,177 and 0 units, respectively*	173,096	-
Prin Inv LifeTime 2040 Pref fd, 211 and 0 units, respectively	2,614	-
Prin Inv LifeTime 2050 Pref Fd, 210 and 0 units, respectively	2,515	-
Prin Inv MidCap Blend Pref Fd, 21,369 and 0 units, respectively*	289,767	-
Prin Inv Real Est Sec Pfd Fd, 84 and 0 units, respectively	1,733	-
Prin Inv S&P 400 Inx Pfd Fd, 169 and 0 units, respectively	2,330	-

(Continued)
7.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 4 - INVESTMENTS (continued)
	December 31,
	2005	2004
Prin Inv S&P 500 Idx Pref Fd, 429 and 0 units, respectively	3,826	-
Prin Inv S&P 600 Idx Pref Fd, 114 and 0 units, respectively	1,937	-

	1,417,166	1,301,542
Other Investments
Cash	$-	$45,481
Tower Financial Corporation common stock, 46,018 and 28,823 shares, respectively*	791,502	432,351
	791,502	477,832
Investments at Contract Value
Prin Fixed Income 401(a)/(k), 13,691 and 0 units, respectively*	180,188	-

Investments at Fair Value
Participant Loans	48,425	32,010

	$2,437,281	$1,811,384

* Denotes investment that represents 5 percent or more of the Plan’s net assets in the current year or the prior year.

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2005.

Mutual funds	$40,673
Insurance Contracts	1,411
Tower Financial Corporation common stock	94,743

$136,827

All of the Plan's investments are uninsured.

(Continued)
8.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Certain Plan investments during 2005 were shares of mutual funds managed by The Principal Life Insurance Company. Principal was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments. Participant loans are party-in-interest investments. The employer paid for all professional services, except for stock transfer fees. For the year ended December 31, 2005, no stock transfer fees were paid to Matrix, Bisys or Principal by reducing individual participant accounts.

During 2005, the Plan purchased 17,195 shares of Tower Financial Corporation common stock at a cost ranging from $14.10 to $16.88 per share. The Plan sold no shares of Tower Financial Corporation common stock..

At December 31, 2005 and 2004, the Plan held the following party-in-interest investments:

	December 31,
At quoted market value	2005	2004
Tower Financial Corporation common stock, 46,018 and 28,823 shares, respectively	791,502	432,351
Prin Inv LfTm Str Inc Pref Fd, 51 and 0 units, respectively	608	-
Prin Inv LifeTime 2010 Pref Fd, 324 and 0 units, respectively	3,922	-
Prin Inv LifeTime 2020 Pref Fd, 796 and 0 units, respectively	9,818	-
Prin Inv LifeTime 2030 Pref Fd, 14,177 and 0 units, respectively	173,096	-
Prin Inv LifeTime 2040 Pref Fd, 211 and 0 units, respectively	2,614	-
Prin Inv LifeTime 2050 Pref Fd, 210 and 0 units, respectively	2,515	-
Prin Inv MidCap Blend Pref Fd, 21,369 and 0 units, respectively	289,767	-
Prin Inv Real Est Sec Pfd Fd, 84 and 0 units, respectively	1,733	-
Prin Inv S&P 400 Inx Pfd Fd, 169 and 0 units, respectively	2,330	-
Prin Inv S&P 500 Idx Pref Fd, 429 and 0 units, respectively	3,826	-
Prin Inv S&P 600 Idx Pref Fd, 114 and 0 units, respectively	1,937	-

(Continued)
9.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (continued)

	December 31,
At contract value	2005	2004
Prin Fixed Income 401(a)/(k), 13691 and 0 units, respectively	180,188	-

At fair value
Loans to participants	48,425	32,010

NOTE 6 - TAX STATUS

Effective November 1, 2005, the Plan adopted a prototype plan document sponsored by the Principal Financial Group. The Internal Revenue Service (IRS) has ruled in a letter dated September 16, 2003, that the prototype plan qualifies under Section 401 of the Internal Revenue Code (IRC) and is therefore, not subject to tax under present income tax law. Prior to November 1, 2005, the Plan maintained a prototype plan document sponsored by Baden Gage and Schroeder LLC, that had received a favorable opinion letter from the IRS dated September 16, 2003. The plan administrator believes that the Plan is designed and is being operated in compliance with applicable requirements of the IRC.

NOTE 7 - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2005, the Plan entered into a benefit-responsive investment contract with the Principal Life Insurance Company. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, as reported to the Plan by Principal. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3.4% for 2005. The crediting interest rate is based on a stated rate of return by the issuer. Such interest rates are reset every January 1 and July 1. There is no minimum rate per contract. No limitations apply to employee-initiated transactions. Employer level transactions will be subject to either 12-month advance notice or a 5% surrender charge, whichever the plan sponsor chooses.

(Continued)
10.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to the Form 5500:

2004

Net assets available for benefits per the financial statements	$1,824,559
Participant contribution receivable	(9,728)
Employer contribution receivable	(3,447)
Rounding difference	3

Net assets available for benefits per the Form 5500	$1,811,387

The following is a reconciliation of 2005 participant contributions per the financial statements to participant contributions per the 2005 Form 5500:

Participant contributions per the financial statements	$382,994
Participant contribution receivable at December, 31 2004	9,728

Participant contributions per the Form 5500	$392,722

The following is a reconciliation of 2005 employer contributions per the financial statements to employer contributions per the 2005 Form 5500:

Employer contributions per the financial statements	$129,467
Employer contribution receivable at December, 31 2004	3,447
Rounding difference	(1)

Employer contributions per the Form 5500	$132,913

11.

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of plan sponsor: Tower Financial Corporation
Employer identification number: 35-2111180
Three-digit plan number: 001

	(b)	(c)		(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

*	Principal Life Insurance Company	Insurance Company General
		PRIN FIXED INCOME 401(A)/(K)	**	$180,187.78
	Calvert Funds	Registered Investment Company
		CALVERT SOC INV BOND A FUND	**	$200,509.97
	Davis Funds	Registered Investment Company
		DAVIS NEW YORK VENTURE R FUND	**	$400,900.69
*	Princor Financial Services	Registered Investment Company
		PRIN INV S&P 500 IDX PREF FD	**	$3,826.25
*	Princor Financial Services	Registered Investment Company
		PRIN INV LFTM STR INC PREF FD	**	$608.23
*	Princor Financial Services	Registered Investment Company
		PRIN INV LIFETIME 2010 PREF FD	**	$3,921.96
*	Princor Financial Services	Registered Investment Company
		PRIN INV LIFETIME 2020 PREF FD	**	$9,818.21
*	Princor Financial Services	Registered Investment Company
		PRIN INV LIFETIME 2030 PREF FD	**	$173,096.31
*	Princor Financial Services	Registered Investment Company
		PRIN INV LIFETIME 2040 PREF FD	**	$2,613.56
*	Princor Financial Services	Registered Investment Company
		PRIN INV LIFETIME 2050 PREF FD	**	$2,515.05
*	Princor Financial Services	Registered Investment Company
		PRIN INV REAL EST PREF FD	**	$1,732.76
	Lord Abbett	Registered Investment Company
		LORD ABBETT SMALL-CAP BLD P FD	**	$190,412.13
*	Princor Financial Services	Registered Investment Company
		PRIN INV S&P 400 IDX PREF FD	**	$2,330.43
*	Princor Financial Services	Registered Investment Company
		PRIN INV MIDCAP BLEND PREF FD	**	$289,767.25
*	Princor Financial Services	Registered Investment Company
		PRIN INV S&P 600 IDX PREF FD	**	$1,936.66
	American Century Investments	Registered Investment Company
		AM CENT INTL BOND ADV FUND	**	$779.23
	The American Funds	Registered Investment Company
		AM FDS EUROPACIFIC GRTH R4 FD	**	$132,397.88
*	Tower Financial Corporation	Employer Security
		TOWER BANK STOCK	**	$791,501.68
*	Participant Loans	Interest rates ranging from 5 % to 7.5%		$48,424.51

* - Denotes party-in-interest investment.
** - Investment is participant directed, therefore, historical cost is not required.

12.

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year ended December 31, 2005

Name of plan sponsor: Tower Financial Corporation
Employer identification number: 35-2111180
Three-digit plan number: 001

Participant Contributions of the Current Plan Year Not Deposited
Into the Plan Within the Time Period Described in 29 CFR 2510.3-102	$31,666

Plus: Delinquent Deposits of Prior Year Participant Contributions
Not Corrected Prior to the Current Plan Year

Total Delinquent Participant Contributions (line 4a of Schedule H)	31,666

Less: Amount fully corrected under the DOL’s Voluntary Fiduciary
Correction Program (VFC Program) and PTE 2002-51

Delinquent Deposits of Participant Contributions Constituting
Nonexempt Prohibited Transactions (1)	$31,666

(1) Of this amount, $31,666 was remitted on December 28, 2005, however, as of June 23, 2006 the transaction has not been fully corrected outside of the VFC Program as earnings on the delinquent participant contributions and loan repayments have not been remitted to the Plan.

13.